UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 15, 2021

UNITED RENTALS, INC.

UNITED RENTALS (NORTH AMERICA), INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14387	06-1522496
Delaware	001-13663	86-0933835
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 First Stamford Place, Suite 700
Stamford, Connecticut	06902
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 622-3131

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value, of United Rentals, Inc.	URI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On April 15, 2021, United Rentals (North America), Inc. (“URNA”), a Delaware corporation and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among URNA, General Finance Corporation, a Delaware corporation (“GFN”), and UR Merger Sub VI Corporation, a Delaware corporation and a wholly owned subsidiary of URNA (“Merger Sub”). The Merger Agreement provides for the acquisition of GFN by Merger Sub in a two-step all cash transaction, consisting of a tender offer, followed by a subsequent back-end merger.

The Merger Agreement and the transactions contemplated therein, including the Offer (as defined below) and the Merger (as defined below), were unanimously approved and declared advisable by the board of directors of URI and the board of directors of URNA.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, URNA will cause Merger Sub to commence a cash tender offer (the “Offer”) to acquire any and all of the outstanding shares of GFN’s common stock, par value $0.0001 per share (the “Shares”), at a price of $19.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and subject to any required withholding of taxes. The Offer will initially remain open for twenty business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer any of the conditions to the Offer have not been satisfied or waived by URNA and Merger Sub, URNA will cause Merger Sub to extend the Offer to permit the satisfaction of all Offer conditions.

Following the consummation of the Offer, subject to the satisfaction or waiver of certain customary terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into GFN, with GFN surviving as a wholly owned subsidiary of URNA (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, without a meeting or vote of GFN’s stockholders. The Merger will be effected as soon as practicable following the acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the “Offer Acceptance Time”), and Shares that were not tendered and purchased in the Offer will, as a result of the Merger, be converted into the right to receive $19.00 per Share (the “Merger Consideration”), net to the holder thereof in cash, without interest and subject to any required withholding of taxes. In addition, the Merger Agreement provides that GFN’s preferred stock will not be affected by the Merger, and that each share of GFN’s preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will remain an issued and outstanding share of GFN’s preferred stock immediately after the Merger, having the same terms and conditions as of immediately prior to the Merger. Following the closing of the Merger, all of the issued and outstanding shares of GFN’s preferred stock will be redeemed in accordance with their terms.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (1) each outstanding option to purchase Shares granted under GFN’s Amended and Restated 2014 Stock Incentive Plan and 2009 Stock Incentive Plan, in each case, as amended from time to time (collectively, the “Stock Plans” and, such option, a “Company Option”) whether vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive (without interest), an amount in cash equal to the product of (x) the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share of such Company Option, less applicable taxes required to be withheld with respect to such payment; (2) any vesting conditions applicable to each outstanding award of Shares of restricted stock granted under the Stock Plans (“Company Restricted Stock”) shall accelerate in full and shall be converted into, and become exchanged for the Offer Price, net to the seller in cash, without interest (less applicable taxes required to be withheld with respect to such vesting), payable in respect of Shares pursuant to the Merger Agreement; and (3) (A) any vesting conditions applicable to each outstanding restricted stock unit granted under the Stock Plans. (“Company RSU”), shall accelerate in full, and (B) each Company RSU shall be cancelled and shall only entitle the holder of such Company RSU to receive (without interest), an amount in cash equal to (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Offer Price, less applicable taxes required to be withheld with respect to such payment.

Concurrently with the execution and delivery of the Merger Agreement, (1) Ronald Valenta, the chairman of the GFN board of directors (the “GFN Board”), has entered into a confidentiality, non-competition and non-solicitation agreement (the “Non-Competition Agreement”) with URNA and URI, to be contingent upon and effective as of the closing of the Merger; (2) certain GFN executive officers and management personnel (each, a “Key Employee”) have entered into an “at will” employment arrangement with URNA, in each case to be contingent upon and effective as of the closing of the Merger (collectively, the “Key Employee Agreements”) and a side letter (collectively, the “Key Employee Side Letters”); and (3) certain stockholders of GFN collectively owning approximately 38.5% of Shares entered into a tender and support agreement with URNA and Merger Sub (collectively, the “Tender and Support Agreements”), pursuant to which such stockholders agreed to validly tender their respective Shares in connection with the Offer, subject to certain exceptions. The Tender and Support Agreements will terminate automatically upon (i) the termination of the Merger Agreement, (ii) a Change of Recommendation (as defined in the Merger Agreement) by the GFN Board, (iii) the Effective Time, (iv) any modification to any provision of the Merger Agreement that reduces the amount or changes the form of the Offer Price or Merger Consideration as in effect on the date of the Tender and Support Agreements or (v) the mutual written consent of each of URNA and the stockholders party thereto.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to customary conditions, including, among other conditions (collectively, the “Offer Conditions”), (1) Shares having been validly tendered and not properly withdrawn that represent, together with the Shares then owned by Merger Sub, at least one share more than 50% of the then outstanding Shares (the “Minimum Condition”), (2) the absence of any law or other legal restraint that makes unlawful or prevents the consummation of the Offer or the Merger, (3) the expiration or early termination of the waiting periods applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (4) the receipt by URNA and Merger Sub of the foreign investment approval by Australian authorities (the “Australian Foreign Investment Approval”), (5) the receipt by URNA and Merger Sub of the foreign investment approval by New Zealand authorities (the “New Zealand Foreign Investment Approval”), (6) the accuracy of GFN’s representations and warranties contained in the Merger Agreement (subject to customary materiality qualifiers), (7) GFN’s performance of its obligations under the Merger Agreement in all material respects, (8) the absence, since the date of the Merger Agreement, of any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement), (9) the absence of a revocation or rescission of the Non-Compete Agreement and (10) the absence of a revocation or rescission of the Key Employee Agreements and the Key Employee Side Letters and the absence of an indication of intention by any such Key Employee to leave in connection with the Merger.

The Merger Agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Merger Agreement and the Effective Time (as defined in the Merger Agreement), GFN has agreed to operate its business in the ordinary course of business in all material respects and has agreed to certain customary negative operating covenants, as set forth more fully in the Merger Agreement. URNA and GFN also agreed to use, and cause their respective affiliates to use, their respective reasonable best efforts to obtain regulatory clearance under the HSR Act or any other applicable antitrust laws, the Australian Foreign Investment Approval and the New Zealand Foreign Investment Approval, as required in order to consummate the Offer and the Merger.

GFN is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. However, prior to the Offer Acceptance Time, GFN may, under certain circumstances, provide information to and participate in discussions or negotiations with third parties with respect to any alternative acquisition proposal that the GFN Board has determined constitutes or would be reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement). The Merger Agreement also requires that the GFN Board recommend that the stockholders of GFN accept the Offer and tender their Shares pursuant to the Offer and not, among other things, (i) fail to include the GFN Board’s recommendation in GFN’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), (ii) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the GFN Board’s recommendation in a manner adverse to URNA, (iii) with respect to an acquisition proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), fail to recommend unequivocally against acceptance of such offer within 10 business days of commencement of such offer, (iv) fail to publicly reaffirm the GFN recommendation within 10 business days after receipt of any written request to do so from URNA (provided that URNA shall not make such a request more than two times, other than in the event of any publicly announced acquisition proposal in respect of which URNA may make an additional request), (v) approve or recommend, or publicly declare advisable any acquisition proposal or approve or recommend or enter into, or publicly declare advisable or publicly propose to enter into, any alternative acquisition agreement, or (vi) agree, authorize or commit to do any of the foregoing. Notwithstanding these restrictions, the GFN Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to change its recommendation and to terminate the Merger Agreement to accept a Superior Proposal (subject to payment of the termination fee discussed below) or change its recommendation in response to an Intervening Event (as defined in the Merger Agreement).

The Merger Agreement contains certain mutual termination rights for URNA and GFN, including if (i) the Offer Acceptance Time has not occurred on or prior to the date that is 150 days following the date of the Merger Agreement (the “End Date”), subject to potential extension to 180 days following the date of the Merger Agreement to the extent regulatory conditions remain outstanding, (ii) the consummation of the Offer or the Merger is prohibited by law or permanently enjoined, or (iii)  the Offer has been withdrawn or terminated in accordance with the terms of the Merger Agreement, provided that the terminating party’s material breach of any provision of the Merger Agreement is not the cause of the events specified in the foregoing subclauses (i) through (iii) occurring.

The Merger Agreement may also be terminated by URNA if (i) GFN has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would cause certain of the Offer Conditions to not be satisfied, or (ii) the GFN Board has effected a Change of Recommendation or has caused or permitted GFN to enter into a definitive agreement providing for a Superior Proposal.

The Merger Agreement may also be terminated by GFN (i) if URNA has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would cause certain of the Offer Conditions to not be satisfied, or (ii) at any time prior to the Offer Acceptance Time, in order for GFN to enter into a definitive agreement with respect to a Superior Proposal not resulting from a violation of the no-shop provisions.

GFN will be required to pay URNA a termination fee of approximately $22 million upon termination of the Merger Agreement (i) by URNA in connection with a termination for a Change of Recommendation, or (ii) by GFN in connection with a termination for entry into a definitive agreement with respect to a Superior Proposal. GFN is also required to pay the termination fee under certain additional circumstances in which an alternative acquisition proposal was publicly disclosed prior to termination of the Merger Agreement, and within twelve months of the termination of the Merger Agreement, GFN enters into a definitive agreement with respect to an alternative change-of-control transaction and subsequently consummates such transaction.

The foregoing descriptions of the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby are not complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto incorporated herein by reference, and the Tender and Support Agreements, the form of which is filed as Exhibit 10.1 hereto incorporated herein by reference.

The representations, warranties and covenants contained in the Merger Agreement (i) were made solely for purposes of the Merger Agreement, (ii) were solely for the benefit of the parties to the Merger Agreement, (iii) have been qualified by documents filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement, (iv) may be subject to qualifications and limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, (v) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors and (vi) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding URNA, GFN or their businesses. The Merger Agreement and this summary should not be relied upon as disclosure about URNA or GFN. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of URNA, GFN or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in URNA or GFN’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding URNA or GFN that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that URNA and GFN file with the SEC.

Item 7.01	Regulation FD Disclosure.

On April 15, 2021, URI and GFN issued a joint press release announcing the entry into the Merger Agreement and providing information regarding the Merger Agreement. A copy of the joint press release is being furnished with this report as Exhibit 99.1 and is incorporated herein by reference.

The information in Item 7.01 of this Form 8-K, including Exhibit 99.1 attached hereto, shall not be deemed filed for the purposes of Section 18 of the Exchange Act, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing. The disclosure in this report, including Exhibit 99.1 attached hereto, of any information does not constitute an admission that such information is material.

Important Information

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer described in this Current Report on Form 8-K has not commenced. At the time the Offer is commenced, URNA and Merger Sub will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and GFN will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Those materials and all other documents filed by, or caused to be filed by, URNA and Merger Sub and GFN with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Offer materials and related materials also may be obtained for free (when available) under the “Our Company—Investor Relations—SEC Filings” section of URI’s website at https://unitedrentals.gcs-web.com/sec-filings, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from GFN under the “Investor Information—SEC Information” section of GFN’s website at https://generalfinance.com/sec-information/.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements involve significant risks and uncertainties that may cause actual results to differ materially from such forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement, including any such statement concerning the completion and anticipated benefits of the Offer, Merger or other transactions described in this Current Report on Form 8-K (collectively, the “Transactions”), can be guaranteed, and actual results may differ materially from those projected. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. URI uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the SEC reports filed by URI, as well as the possibility that (1) URI may be unable to obtain regulatory approvals required for the Transactions or may be required to accept conditions that could reduce the anticipated benefits of the Transactions as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the Transactions may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of URNA and GFN, including, without limitation, problems associated with the potential loss of any key employees of GFN; (4) the Transactions may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues that URI failed to discover during the due diligence investigation of GFN or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (5) URI’s business may suffer as a result of uncertainty surrounding the Transactions, any adverse effects on our ability to maintain relationships with customers, employees and suppliers, or the inherent risk associated with entering a geographic area or line of business in which URI has no or limited experience; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by URI and GFN. URI and GFN give no assurance that they will achieve their expectations and do not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of URI and GFN described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by URI and GFN. This Current Report on Form 8-K is not intended to be a recommendation to buy, sell or hold securities and does not constitute an offer for the sale of, or the solicitation of an offer to buy securities in any jurisdiction, including the United States. Any such offer will only be made by means of a prospectus or offering memorandum, and in compliance with applicable securities laws. These forward-looking statements speak only as of the date hereof. Each of URI, URNA and GFN undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated April 15, 2021, by and among General Finance Corporation, United Rentals (North America), Inc., and UR Merger Sub VI Corporation*

10.1	Form of Tender and Support Agreement, dated April 15, 2021, by and among United Rentals (North America), Inc., UR Merger Sub VI Corporation and certain stockholders of General Finance Corporation

99.1	Joint press release, dated April 15, 2021

99.2	Investor Presentation, dated April 15, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The Company Disclosure Schedule (as defined in the Merger Agreement) has been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2021

UNITED RENTALS, INC.

By:	/s/ Craig A. Pintoff
	Name:	Craig A. Pintoff
	Title:	Executive Vice President – Chief Administrative and Legal Officer

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Craig A. Pintoff
	Name:	Craig A. Pintoff
	Title:	Executive Vice President – Chief Administrative and Legal Officer